Contact

www.linkedin.com/in/
grahamdsanderson (LinkedIn)
koiosmedical.com/ (Company)
gcfoodtech.com/ (Company)

Top Skills

Corporate Development
Entrepreneur
Venture Capital

Languages

French

Certifications

CFA® charterholder / Chartered
Financial Analyst® designation

Publications

"On Making Investments and
Working with Venture Capitalists" in
The Ways of the Venture Capitalist

Graham Anderson

COO/CFO at Koios Medical
New York, New York, United States

Summary

Proven investor, consultant, and start-up manager possessing both strategic thinking and execution ability. Analytically oriented with industry experience in information services, healthcare IT, specialty pharmaceuticals, and consumer products. Hands-on operating experience as both a manager and working with entrepreneurs provides real-world insight into investment opportunities and risks. Skilled negotiator with experience selling products and services, raising and placing capital, and sourcing strategic and financial M&A transactions.

I want to work and invest with interesting and exciting people who are looking for great companies and opportunities. Together we will find them and help create them.

Specialties: Structuring venture capital deals; Corporate board committee experience -- Audit, Compensation, Corporate Governance and Nominating Committees; Business and corporate development experience; Enterprise sales; Investment banking liaison; CFA Charterholder.

Experience

Koios Medical
COO/CFO
2017 - Present (8 years)
New York, NY, USA

Koios Medical brings the future of healthcare to physicians today. Armed with the power of machine learning, Koios offers radiologists AI tools to improve cancer diagnosis, provide a better healthcare experience at lower cost, and enable physicians and patients to focus on great outcomes. Our first products, Koios DS for breast and thyroid, offer ultrasound decision support for breast and thyroid cancer diagnosis.

Kalon Partners LLC
Managing Director
2016 - Present (9 years)
Bedford Hills, NY

Kalon Partners is a lower middle market private equity firm focused on consumer and healthcare businesses. We focus on health, wellness and active lifestyle businesses.

Henkel Ventures
Consultant
2017 - 2018 (1 year)

Henkel Ventures is a $150MM venture fund. Our parent company, Henkel AG, is a $20 billion+ global company with three divisions (Beauty Care, Laundry & Home Care and Adhesive Technologies) based in Düsseldorf, Germany with US headquarters in Stamford, CT. We sell leading consumer brands including Schwarzkopf, Dial, Right Guard, Persil, Snuggle and Loctite.

Lillia Corp.
President
2011 - 2017 (6 years)
Bedford Hills, NY; Hyderabad, India

Major skin care companies have traditionally provided very few options to women of color and to women with heavily freckled skin. We at Lillia believe that looking your best with bright, clear, clean skin gives you the confidence to be your very best. That's why we at Lillia have designed and tested our products with an aesthetic dermatologist and have made them in the USA with only the highest quality ingredients -- no PEGs, phthalates, parabens & only natural aromatic extracts added -- with Nature & Science working together. With Lillia products, women of color from all over the world can bring out their beauty from within and let the whole world see what they already know.

Rippowam Partners LLC
Senior Managing Director
2015 - 2016 (1 year)
Santa Monica, CA and Scarsdale, NY

Rippowam Partners LLC is a private equity firm targeting small cap buyouts in growing markets.

Euclid SR Partners
General Partner
1996 - 2014 (18 years)

New York, NY

EuclidSR Partners, a $250 million venture fund, invests in three of the most exciting and dynamic sectors of the economy: healthcare, information technology, and e-health. The Partnership has assembled a diversified portfolio of high-growth companies from the sectors in which the General Partners have extensive networks and first-hand scientific and market knowledge.

Acurian
Board of Directors
2001 - 2013 (12 years)
Horsham, PA

Acurian's cornerstone recruitment strategy is to send patient recruitment outreach directly to the households of potential patients who are targeted by their disease state and location. Direct-to-patient recruitment outreach is possible through the Company's opt-in database of over 65 million people who have self-reported a wide variety of ailments and provided permission to be contacted via postal or electronic mail. Over 35 million of these people are available only to Acurian for clinical trial recruitment. No other recruitment company has the patient volume much less the experience in direct-to-patient recruitment.

SkinMedica
Board of Directors
2005 - 2012 (7 years)
Carlsbad, CA

SkinMedica, Inc. is focused on developing, acquiring and commercializing products that treat dermatologic conditions and improve the overall appearance of skin. The Company markets and sells both physician-dispensed, non-prescription esthetic skin care products and Rx products. Allergan acquired SkinMedica in December 2012. (http://agn360.client.shareholder.com/releasedetail.cfm?ReleaseID=727845)

iJET Intelligent Risk Systems
Board of Directors
2007 - 2011 (4 years)
Annapolis, MD

iJET helps multinational organizations monitor, protect against and respond to global threats. The Company's Worldcue® solutions automate and centralize the information and processes required for effective business resiliency, reducing risks and costs. In early 2011 3i-MIND, a leader in threat management software solutions, acquired iJET International, Inc.

3i-MIND is a privately held company, headquartered in Zurich, Switzerland, with U.S. headquarters in Fort Lee, New Jersey, and global operations in Europe, the Middle East and Asia Pacific. The combination will provide predictive intelligence, preparedness and response solutions for governments, corporations, law enforcement agencies and cities.

Plateau Systems
Board of Directors
2001 - 2011 (10 years)
Arlington, VA

Offering Enterprise Software for: Learning, Performance, Compensation, Career & Succession Planning, Plateau Systems is a leading global provider of adaptable, unified web-based talent management software, content and services to onboard, develop, manage and reward talent.

In June 2011, SuccessFactors, Inc. purchased Plateau Systems. Under the terms of the acquisition agreement, SuccessFactors paid $145 million in cash plus $145 million in stock, with approximately $15 million for employee stock options and RSUs, for Plateau. Acording to SuccessFactors' CEO, Lars Dalgaard, "Plateau will accelerate SuccessFactors' strategy markedly. SuccessFactors' game-plan's four key drivers will all be strengthened substantially: 1) customers achieving better results through the SuccessFactors suite, expertise and commitment; 2) building for great cash profitability; 3) continuing to build towards one of the SaaS cloud-based HCM industry's strongest global customer and sales field force; and 4) offering a leading comprehensive suite of relevant and proven Business Execution applications. Like SuccessFactors, Plateau has had success with the biggest and most complex customers, including Plateau's long time customer General Electric, and this makes Plateau the best choice for SuccessFactors, and we believe an excellent choice for customers, and prospects."

FatWire Software
Chairman, Board of Directors
2001 - 2011 (10 years)
Mineola, NY

FatWire Software provides industry-leading web experience management (WEM) solutions that enable organizations to deliver a rich online experience to users and simplify management of their web presence. FatWire offers a comprehensive WEM portfolio including best-in-class WCM and targeted marketing technologies, plus enterprise 2.0 collaboration and content integration capabilities.

In July 2011, Oracle Corporation acquired FatWire Software for an undisclosed amount. The acquisition of FatWire supports Oracle's strategy to provide the broadest unified software suite for web experience management. FatWire's solutions complement and further extend Oracle's solutions including BI, CRM, Enterprise Content Management, WebCenter and ATG Web Commerce. Oracle and FatWire together expect to provide the most complete web experience management solution—enabling companies to fully optimize the multi-channel online customer experience through an integrated and scalable platform.

Prospect Capital Corporation
Board of Directors
2008 - 2010 (2 years)
New York, NY

Prospect Capital Corporation (NASDAQ: PSEC) is a private equity and mezzanine debt firm specializing in secured debt and equity investments. The firm typically invests across all industry sectors, with a particular expertise in the energy and industrial sectors

Salzinger and Company
Consultant
1994 - 1996 (2 years)

Innovative online and new media consulting firm sold to CommerceOne. Management consultants to AOL, Disney, MCI, etc.

Susman Godfrey
Associate
1992 - 1994 (2 years)

Susman Godfrey focuses its nationally recognized practice on just one thing: big - stakes commercial litigation -- with locations in Houston, Dallas, Los Angeles, Seattle, and New York. When The American Lawyer recently held the first-ever "Litigation Boutique of the Year" competition, the firm was named one of the two top litigation boutiques in the nation. "These firms manage to combine cutting-edge technologies, palpable tastes for risk, and an old-fashioned sense of partnership," said The American Lawyer. "The rewards are obvious: Their clients are stellar, and so are their profits." In other words, Susman Godfrey represents its clients very well.

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Education

Yale Law School
J.D., Law · (1988 - 1991)

University of Glasgow
M.Phil., Classics · (1987 - 1989)

Yale College
B.A., Classics and Classical Languages, Literatures, and Linguistics · (1983 - 1987)